                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       Florida East Coast Industries, Inc.
                                (Name of Issuer)

                       Class B Common Stock, no par value
                         (Title of Class of Securities)

                                    340632207
                                 (Cusip Number)

                               Winfred L. Thornton
                        1650 Prudential Drive, Suite 300
                             Jacksonville, FL 32207
                                 (904) 858-3148
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**The total number of shares reported herein is 11,997,963, which constitutes approximately 61.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 19,609,216 Class B Common shares outstanding.


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                                                                          Page 1

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1.   Name of Reporting Person:

     A. I. DuPont Testamentary Trust

        IRS Identification No. of Above Person (entities only)

        59-0226560

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Florida

               7.   Sole Voting Power: 11,469,273 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963
Owned By
Each
Reporting      9.   Sole Dispositive Power: 11,469,273 (1)
Person
With
               10.  Shared Dispositive Power: 11,997,963

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963

12.  Check Box if the Aggregate Amount in Row (11) excludes certain shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  61.2%

14.  Type of Reporting Person: OO

------------
(1) Power is exercised through its six Trustees, W.L. Thornton, John S. Lord, Hugh M. Durden, III, John F. Porter, III, Herbert H. Peyton, and William T. Thompson, III


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                                                                          Page 2

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1.   Name of Reporting Person:

     The Nemours Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Florida

               7.   Sole Voting Power:  515,761
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963
Owned By
Each
Reporting      9.   Sole Dispositive Power:  515,761
Person
With
               10.  Shared Dispositive Power: 11,997,963

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  61.2%

14.  Type of Reporting Person: OO

-------------
  (1)  Through affilliation with DuPont Trust and Trustees


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                                                                          Page 3

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1.   Name of Reporting Person:

     Winfred L. Thornton

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 801
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963
Owned By
Each
Reporting      9.   Sole Dispositive Power: 801
Person
With
               10.  Shared Dispositive Power: 11,997,963

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  61.2%

14.  Type of Reporting Person: IN

------------

(1) In his capacity as a trustee of DuPont Trust and a director of the Nemours Foundation


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                                                                          Page 4

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1.   Name of Reporting Person:

     John S. Lord

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 11,997,963 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 61.2%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as a trustee of duPont Trust and a director of the Nemours Foundation.


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                                                                          Page 5

1.   Name of Reporting Person:

     Hugh M. Durden, III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: United States


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 11,997,963 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  61.2%

14.  Type of Reporting Person: IN

-------------
(1) Solely in his capacity as a trustee of duPont Trust and a director of the Nemours Foundation.


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                                                                          Page 6

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1.   Name of Reporting Person:

     John F. Porter, III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 11,997,963 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  61.2%

14.  Type of Reporting Person: IN

-------------
(1) Solely in his capacity as a trustee of the duPont Trust and a director of the Nemours Foundation.


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1.   Name of Reporting Person:

     Herbert H. Peyton

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  231
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 231
Person
With
               10.  Shared Dispositive Power: 11,997,963 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  61.2%

14.  Type of Reporting Person: IN

-------------


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1.   Name of Reporting Person:

     William T. Thompson, III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  346
Number of
Shares
Beneficially   8.   Shared Voting Power: 11,997,963
Owned By
Each
Reporting      9.   Sole Dispositive Power: 11,551
Person
With
               10.  Shared Dispositive Power: 11,997,963

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     11,997,963

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  61.2%

14.  Type of Reporting Person: IN

-------------


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Item 1.   SECURITY AND ISSUER.

     This statement relates to the Class B Common Stock, no par value (the "Stock"), of Florida East Coast Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One Malaga Street, St. Augustine, Florida 32085-1048.

Item 2.   IDENTITY AND BACKGROUND.

     (a) The undersigned hereby file this Schedule 13D on behalf of the A.I. duPont Testamentary Trust, a Florida trust(the "duPont Trust"), The Nemours Foundation, a Florida charitable foundation, and their trustees and directors:
Winfred L. Thornton, John S. Lord, Hugh M. Durden, III, John F. Porter, III, Herbert H. Peyton, and William T. Thompson, III, collectively, the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     A.I. duPont Testamentary Trust

     The duPont Trust is a Florida testamentary trust. Its principal business address is 1650 Prudential Drive, Suite 300, Jacksonville, FL 32207.

     The Nemours Foundation

     The Nemours Foundation is a Florida charitable hospital foundation. Its principal business address is 1650 Prudential Drive, Suite 300, Jacksonville, FL 32207.

     Winfred L. Thornton

     Mr. Thornton's principal occupation is serving as a trustee of the duPont Trust and a director of the Nemours Foundation. He is also a director of the Issuer. His business address is 1650 Prudential Drive, Suite 300, Jacksonville, FL 32207.

     John S. Lord

     Mr. Lord is retired from his previous position as President of Bank of America-Central Florida and currently serves as a trustee of the duPont Trust and a director of the Nemours Foundation. His address is 1672 Joeline Court, Winter Park, FL 32730.

     Hugh M. Durden, III


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     Mr. Durden serves as a trustee for the duPont Trust and a director of the
Nemours Foundation. His principal occupation is in banking. He is employed by Wachovia Coporate Services at 191 Peachtree St., Atlanta, GA 30303.

     John F. Porter, III

     Mr. Porter serves as a trustee for the duPont Trust and a director of the Nemours Foundation. He is retired from his position as Chairman and CEO of the Delaware Trust Company. His address is 4821 Kennett Pike, Wilmington, DE 19807.

     Herbert H. Peyton

     Mr. Peyton serves as a trustee for the duPont Trust and a director of the Nemours Foundation. He is employed by the Gate Petroleum Company at P.O. Box 23627, Jacksonville, FL 32207.

     William T. Thompson, III

     Mr. Thompson serves as a trustee for the duPont Trust and a director of the Nemours Foundation. He is employed as a financial consultant for A.G. Edwards. His business address is 1313 East Main St., Richmond, VA 23219.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the Reporting Persons received the Class B Common shares as a result of a spin-off of the shares of the Issuer by its majority shareholder, St. Joe Corporation, a publicly traded company, to its shareholders, on October 9, 2000. Pursuant to a recapitalization and merger fully described in the Schedule 14A filed by the Issuer on February 4, 2000, the Issuer was recapitalized and all of the shares of the Issuer's common stock held by St. Joe were exchanged for an equal number of Class B Common Stock. The Class B Common shares were then distributed to the shareholders of St. Joe on a pro-rata basis.

Item 4.   PURPOSE OF TRANSACTION.

        All of the Reporting Persons received the Class B Common shares as a result of a spin-off of the shares of the Issuer by its majority shareholder, St. Joe Corporation, a publicly traded company, to its


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                                                                         Page 11
shareholders, on October 9, 2000. Pursuant to a recapitalization and merger fully described in the Schedule 14A filed by the Issuer on February 4, 2000, the Issuer was recapitalized and all of the shares of the Issuer's common stock held by St. Joe were exchanged for an equal number of Class B Common Stock. All other shares of the Issuer's common stock were re-designated Class A Common Stock. The Class B Common Stock, which was distributed on a pro-rata basis to shareholders of St. Joe common stock, carries the right to elect, as a class, at least 80% of the Issuer's Board. Except for voting with respect to the election or removal of directors, and the ability to receive in a merger transaction shares with the same voting attributes, the Class B Common stock and the Class A Common Stock are identical.

     The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     duPont Trust

     The aggregate number of shares of the Stock that the duPont Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 11,997,963, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     Nemours Foundation

     Because of its position as an affiliate of the duPont Trust, the Nemours Foundation may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 11,997,963 shares of the Stock, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     Winfred L. Thornton

     Because of his position as one of six trustees of the duPont Trust and a director of the Nemours Foundation, Mr. Thornton may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,997,963 shares of the Stock, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     John S. Lord

        Because of his position as one of six trustees of the duPont Trust and a director of the Nemours Foundation, Mr. Lord may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,997,963 shares of the Stock, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     Hugh M. Durden, III

        Because of his position as one of six trustees of the duPont Trust and a director of the Nemours Foundation, Mr. Durden may,


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

pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,997,963 shares of the Stock, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     John F. Porter, III

     Because of his position as one of six trustees of the duPont Trust and a director of the Nemours Foundation, Mr. Porter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,997,963 shares of the Stock, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     Herbert H. Peyton

     Because of his position as one of six trustees of the duPont Trust and a director of the Nemours Foundation, Mr. Peyton may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,997,963 shares of the Stock, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     William T. Thompson, III

     Because of his position as one of six trustees of the duPont Trust and a director of the Nemours Foundation, Mr. Thompson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,997,963 shares of the Stock, which constitutes approximately 61.2% of the outstanding shares of the Stock.

     (b)

     duPont Trust

     The duPont Trust has the sole voting and dispositive power with respect to 11,469,273 shares of the Stock, and shared voting and dispositive power with respect to 11,997,963 shares of the Stock.

     Nemours Foundation

     The Nemours Foundation has sole voting and dispositive power with respect to 515,761 shares of the Stock and shared voting and dispositive power with respect to 11,997,963 shares of the Stock.

     Winfred L. Thornton

     Mr. Thornton has sole voting and dispositive power with respect to 801 shares of the Stock and shared voting and dispositive power with respect to 11,997,963 shares of the Stock.

     John S. Lord

     Mr. Lord has shared voting and dispositive power with respect to 11,997,963 shares of the Stock.

     Hugh M. Durden, III


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     Mr. Durden has shared voting and dispositive power with respect to
11,997,963 shares of the Stock.

     John F. Porter, III

     Mr. Porter has shared voting and dispositive power with respect to 11,997,963 shares of the Stock.

     Herbert H. Peyton

     Mr. Peyton has sole voting and dispositive power with respect to 231 shares of the Stock and shared voting and dispositive power with respect to 11,997,963 shares of the Stock.

     William T. Thompson, III

     Mr. Thompson has sole voting power with respect to 346 shares of the Stock and sole dispositive power with respect to 11,551 shares of the stock. He has shared voting and dispositive power with respect to 11,997,963 shares of the Stock.

     (c)

     To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The duPont Trust and the Nemours Foundation (the "Charities") have entered into a Shareholders Agreement with the Issuer dated as of October 26, 1999, which is attached as Appendix C to the Schedule 14A filed by the Issuer on February 4, 2000. The Shareholders Agreement, which is incorporated herein by reference, imposes restrictions on the Charities' ability to dispose of their shares of the Issuer's common stock or purchase additional shares of the Issuer's common stock after the distribution of the Class B Common Stock described herein. In addition, the Charities are restricted in their ability to freely vote their shares of Class B Common Stock.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

        1. The Shareholders Agreement between the Charities and the Issuer, dated as of October 26, 1999, and attached as Appendix C to the Schedule 14A filed by the Issuer on February 4, 2000, is incorporated herein by reference.



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     2.  Joint Filing Agreement of the Reporting Persons

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 19, 2000

                                        The duPont Testamentary Trust

                                        By: /s/ Winfred L. Thornton
                                                Winfred L. Thornton, Trustee

                                        The Nemours Foundation

                                        By: /s/ Winfred L. Thornton
                                                Winfred L. Thornton, Trustee

                                            /s/ Winfred L. Thornton
                                                WINFRED L. THORNTON

                                            /s/ John S. Lord
                                                JOHN S. LORD

                                            /s/ Hugh M. Durden, III
                                                HUGH M. DURDEN, III

                                            /s/ John F. Porter, III
                                                JOHN F. PORTER, III

                                            /s/ Herbert H. Peyton
                                                HERBERT H. PEYTON

                                            /s/ William T. Thompson, III
                                                WILLIAM T. THOMPSON, III






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